Worthy Property Bonds 2, Inc.

11175 Cicero Dr., Suite 100

Alpharetta, GA 30022

(678) 646-6791

June 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attn:	Ruairi Regan, Staff Attorney

Re:	Worthy Property Bonds 2, Inc. (the “Company”)
Offering Statement on Form 1-A/A
File No. 024-12206

Ladies and Gentlemen:

The Company respectfully requests that the previously filed Request for Qualification, filed with the Commission on June 14, 2023, be withdrawn. The Company has contemporaneously filed a Form 1-A/A wherein a revised Exhibit 12.1 has been submitted. The Company will file a subsequent Request for Qualification of the Form 1-A/A.

Thank you.

Sincerely,

/s/ Dara Albright
Dara Albright
Chief Executive Officer

Cc:	Clint J. Gage, Esq.
Frank Borger Gilligan, Esq.